Exhibit 99 (d)(1)
We will pay the Death Proceeds to the Beneficiary after we receive due proof that the Insured died while this Policy was in force.
Our Home Office is at One Financial Way, Cincinnati, Ohio 45242.

20 DAY RIGHT TO EXAMINE THE POLICY: You have a right to cancel this Policy within 20 days after you receive it. You may return it to us or to our agent for any reason within those 20 days. The Policy will then be treated as though it were never issued. We will then refund the premiums that were paid to us.
Death Benefits And Accumulation Values May Increase Or Decrease According To
The Investment Experience Of Ohio National Variable Account R.
For Details See Nonforfeiture Provisions, Pages 15-21.
Flexible Premium Variable Life Insurance Policy
Nonparticipating
Adjustable Death Benefit Payable Before Maturity Date
Flexible Premiums Until Maturity Date
Stated Amount: Page 3
Maturity Date at Attained Age 121

Insured	JOHN DOE	Policy Number	I0000000

Age	35	Stated Amount	$100,000

Policy Date	06/04/2008	Issue Date	06/04/2008

Form 08-VL-1	Page 1

Policy Contents

Form 08-VL-1	Ohio National Life Assurance Corporation	Page 2

Policy Specifications

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This Page Left Blank

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Option Tables

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Table of Guaranteed Maximum Cost of Insurance Rates

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General Terms And Definitions
1940 Act
The Investment Company Act of 1940, as amended, or any similar successor federal legislation.
Age, Attained Age
The Age of the Insured, as shown in the Policy, is the age of the Insured on the birthday nearest the Policy Date.
The Attained Age of the Insured is the Insured’s Age increased by the number of full Policy Years elapsed.
Death Proceeds
Death Proceeds are the amount payable upon the death of the Insured.
Death Proceeds Payment Option
A Death Proceeds Payment Option is any payment of the Death Proceeds other than in one lump sum.
Fund
For purposes of this Policy, Fund is (a) the Ohio National Fund, Inc. and (b) any other open-end management investment company registered under the Investment Company Act of 1940, as amended (the “Act”). Shares of these investment companies are referred to as “Fund Shares.”
Issue Date
The Issue Date is shown on Page 1 of this Policy.
Life Insurance Qualification Test
Your Policy qualifies as life insurance under one of two tests. These tests are known as the guideline premium test and the cash value accumulation test. The test you chose to qualify your Policy is shown on Page 3. The test is chosen at time of application and cannot be changed.
Maturity Date
The Maturity Date is the Policy anniversary on which the Insured’s Attained Age is 121. We will pay you the Accumulation Value as of the Maturity Date, less any loans in effect, if you choose not to continue insurance coverage beyond age 121 as provided in the Continuation of Coverage provision. Insurance coverage may end prior to the Maturity Date if the premiums paid are insufficient to continue the coverage to such date, see the Premiums section.
Monthly Minimum Premium
The Monthly Minimum Premium is shown on Page 3. The Minimum Premium Requirement must be met to keep the Death Benefit Guarantee in effect.
Notice
Any Notice required from you in this Policy must be in a written form acceptable to us, and received at our Home Office. Unless otherwise stated herein, the Notice becomes effective as of the date that all requirements are received and we act upon it, subject to any payment made or action taken by us prior to the acceptance of the Notice, and provided that the action requested or taken in the Notice is permitted under the terms or provisions of this Policy.

Form 08-VL-1	Ohio National Life Assurance Corporation	Page 7

Ohio National Variable Account R (VAR)
This is an account that we have established under Ohio law to provide variable benefits, and that consists of assets we have set aside so that their investment results are kept separate from those of our general assets. The assets of Ohio National Variable Account R, or VAR, will be available to cover the liabilities of the General Account only to the extent that the assets of VAR exceed the liabilities of VAR arising under the variable life insurance policies in VAR.
Payee
The Payee is the person(s) to whom payments are made under a Proceeds Payment Option. If the Proceeds Payment Option is a life annuity, the Payee is also the person(s) on whose life the Death Proceeds Payment Option is based.
Policy Months and Policy Years
This Policy takes effect on the Policy Date shown on Page 1 of the Policy. Policy Months and Policy Years are marked from the Policy Date. The first day of a Policy Year is the Policy Date and its anniversaries.
Proceeds
Proceeds are the amount payable upon the earliest of: (1) the Surrender of the Policy; (2) the death of the Insured; or (3) the Maturity Date if the Policy is not continued under the Continuation of Coverage provision.
Process Days
The first day of each Policy Month is a Process Day. Monthly charges and credits are made as of each Process Day.
Proof of Death
Proof of Death is either:
(1)	an original or a certified copy of a death certificate;

(2)	an original or a certified copy of a decree of a court of competent jurisdiction as to the finding of death with reasonable verification that such decree has become final; or

(3)	other written proof satisfactory to us.
Pronouns
“Our,” “us,” or “we” means Ohio National Life Assurance Corporation. “You,” “your,” or “yours” means the Owner of this Policy.
Proof You Can Be Insured
When this Policy requires the Insured to provide proof that he/she can be insured, the proof must be in a form that is acceptable to us. We will supply the forms or instructions for the Insured to provide such proof. No new Stated Amount or Reinstatement will take effect until we approve the application submitted for such new Stated Amount or Reinstatement. We must find that the Insured is in an acceptable risk class. Unless we adopt other rules, the Insured’s risk class must be at least as good as it was when we last approved the Insured for insurance.

Form 08-VL-1	Ohio National Life Assurance Corporation	Page 8

Subaccount
A Subaccount is any account that may be established within VAR that corresponds to a portfolio of a Fund.
Valuation Period
The period of time from one determination of variable accumulation unit values to their next determination. Such values will be determined as often as we choose to do so, but will occur at least once a week or as often as required by the 1940 Act.
General Provisions
Annual Reports
We will send you an Annual Report at least once each year showing, as of the date of the Report: (1) the Accumulation Value; (2) the Cash Surrender Value; (3) the Stated Amount; (4) any loan then in effect; (5) any Surrender or Partial Surrender made since the last Report; (6) any interest credited and any premium paid since the last Report; (7) any charges taken since the last Report; and (8) investment experience since the last Report. This Annual Report will be provided to you free of charge.
Once this Policy is in force and upon receipt of Notice requesting it, we will provide a current illustration showing tables of Accumulation Values and death benefits based on guaranteed and current rates as well as any other necessary assumptions. However, when provided, we may charge an additional fee, not to exceed $100.
Assignment
You may assign your rights under this Policy as security for a loan or debt subject to the terms and provisions of the Entire Contract provision however, we are not bound by a permissible Assignment until we receive Notice of it. Your assignee has a first claim on Death Proceeds ahead of you and the Beneficiaries, except for any Irrevocable Beneficiary named prior to our receipt of the Notice of the Assignment. We will not be responsible for the validity of any Assignment.
We will not allow an Assignment that, in our sole opinion, could result in the transfer of any rights or benefits payable under this Policy to a person, entity, or trust that does not have an insurable interest in the life of the Insured at the time of the requested Assignment.
Beneficiary
You may name Beneficiaries in an application. You may change Beneficiaries, subject to the terms or provisions of the Entire Contract provision, by providing Notice to us. Unless otherwise provided in an application or later Notice, beneficiary designations are revocable and you may change them at any time up to the Insured’s date of death, subject to any payment made or action taken by us before we receive Notice of such change. An irrevocable beneficiary designation may be changed only with the consent of such Irrevocable Beneficiary. The consent of the Irrevocable Beneficiary will also be required for any Assignment, Surrender, or Partial Surrender, decrease in Stated Amount, Policy loan, choice or change of a Death Proceeds Payment Option, or other changes to this Policy.
Beneficiaries have rights in the proportion and order indicated in an application or in any Notice. Unless otherwise indicated in an application or Notice, Beneficiaries of the same class will share the Death Proceeds equally. Contingent Beneficiaries will only receive Death Proceeds if no primary Beneficiary survives the Insured. The rights of a Beneficiary who dies before the Insured will pass to living Beneficiaries of the same class. If no Beneficiary survives the Insured, Death Proceeds will be paid to you or to your estate.

Form 08-VL-1	Ohio National Life Assurance Corporation	Page 9

We will not allow a change in Beneficiary or Contingent Beneficiary that, in our sole opinion, could result in the transfer of any rights or benefits payable under this Policy to a person, entity, or trust that does not have an insurable interest in the life of the Insured at the time of the requested change of Beneficiary or Contingent Beneficiary.
Entire Contract
The Entire Contract is this Policy, any application, and any riders, amendments, and endorsements attached to this Policy. The Entire Contract is the legal agreement between you and us. Your application and payment of premiums are your consideration for the Entire Contract. Any change or waiver in the terms or provisions of the Entire Contract, as permitted by Governing Law, or a change of Ownership, or a change in Beneficiaries, or an Assignment that, in our opinion, would result in the transfer of the right to the Proceeds to a person or entity that does not have an insurable interest in the life of the Insured at the time of such change or Assignment, must be approved in writing, signed by our President, Vice President, or Secretary. No agent or other person has the authority to make changes to, or waive, any terms or provisions of the Entire Contract. No such waiver of any term or provision shall constitute, or be construed as, a waiver of the performance of the same or any other term or provision of the Entire Contract.
All statements made in an application shall, in the absence of fraud, be deemed representations and not warranties. Any application made for modification to this Policy must be approved by us, signed by you and attached to the Policy in order to become part of the Entire Contract. We cannot base denial of a claim on any statement you make unless it is contained in an attached application.
Exchange Right
For two years after the Issue Date, or for two years after any increase in Stated Amount, you may exchange this Policy for a flexible premium universal life insurance Policy. The cash value of the new Policy will not vary with the investment results of VAR. We will do this by moving, without charge, the entire Variable Accumulation Value to the General Account. All future premium payments will be allocated only to the General Account. The issue age, premium class and net amount at risk will be the same as those of the Policy being exchanged.
General Account and VAR
The General Account consists of all our assets other than those we allocate to a separate account.
The separate account to which the variable part of values under this Policy relates is VAR. We shall have sole and complete ownership and control of all assets in VAR.
Governing Law
This Policy and its provisions are governed by the applicable laws and regulations of the state in which the Policy was issued and delivered.
Investments of VAR
All amounts credited to VAR will be used to purchase Fund Shares at net asset value. Any and all distributions made by the Fund in respect of Fund Shares held by VAR will be reinvested in Fund Shares in the same subaccount at net asset value. Deductions and redemptions from VAR may be made by redeeming a number of Fund Shares, at net asset value, equal in total value to the amount to be deducted or redeemed. If deemed by us to be in the best interest of all Policy owners, VAR may be operated as a management company under the Act or it may be deregistered under the Act if registration is no longer required.

Form 08-VL-1	Ohio National Life Assurance Corporation	Page 10

If there is a substitution of Fund Shares or change in operation of VAR, we may issue an endorsement for the Policy and take any other action as may be necessary and appropriate to make the substitution or change.
Nonparticipating
This Policy is nonparticipating. It will not share in our divisible surplus.
Ownership
The Owner has all Policy rights while the Insured is living, subject to the rights of any assignee of record or any Irrevocable Beneficiary. After the Insured’s death, the Owner only has those rights set forth in the Beneficiary provision and Death Proceeds Payment Options section. The Owner may act without the consent of a revocable Beneficiary or Contingent Owner. The Owner may name a Contingent Owner or new Owner, subject to the terms or provisions of the Entire Contract, by providing Notice to us.
Ownership of this Policy may be held jointly. Joint Owners will be assumed to be joint tenants with right of survivorship unless otherwise indicated in the application or in a Notice to us. Joint Owners hold the same rights set forth in this provision except that all Joint Owners must consent to any proposed changes to this Policy, included but not limited to, Surrender, Partial Surrenders, or loans.
We will not allow a change of Ownership or an Assignment that, in our sole opinion, could result in the transfer of any rights or benefits payable under this Policy to a person, entity, or trust that does not have an insurable interest in the life of the Insured at the time of the requested change of Ownership or Assignment.
Rescission for Fraud
To the extent permitted by applicable law, we reserve the right to rescind this Policy for fraud.
Voting Rights
We will seek instructions for the voting of Fund Shares held on account of the variable part of your Policy. From time to time, we will send you reports on the Fund, proxy material and a form for instructing us how to vote Fund Shares.
Death Benefit Guarantee
Death Benefit Guarantee
If you meet the Minimum Premium Requirement, we guarantee that this Policy will not lapse during the Death Benefit Guarantee Period shown on Page 3 of this Policy, even if the investment performance of VAR has caused the Cash Surrender Value to fall below the amount needed to pay the Monthly Charges due.
If the Minimum Premium Requirement is not met on any Process Day, we will send you notice of the payment required to keep the Death Benefit Guarantee in effect. If we do not receive the required payment within 61 days of that Process Day, the Death Benefit Guarantee will no longer be in effect and cannot be reinstated.

Form 08-VL-1	Ohio National Life Assurance Corporation	Page 11

Minimum Premium Requirement
The Minimum Premium Requirement is met if, on each Process Day, (a) is equal to or greater than (b) where:
(a)	is the sum of all premiums paid less any Partial Surrenders and less any loan amount; and

(b)	is the sum of the Monthly Minimum Premiums since the Policy Date, including the Monthly Minimum Premium for the current Process Day.
Although we will determine each month whether or not you have met the Minimum Premium Requirement, you do not have to pay premiums monthly.
Policy Changes Affecting the Minimum Premium Requirement
The Monthly Minimum Premium will be affected by any change in Stated Amount or Death Proceeds Option. The Monthly Minimum Premium may also be changed when a rider is added to or removed from this Policy. We will send you notice of any change in the Monthly Minimum Premium.
Premiums
Premium
Your first premium is due on the Policy Date. One Monthly Minimum Premium must be paid to put this Policy in effect. The first premium may be paid to our agent or sent to our Home Office. If requested, we will provide a premium receipt, signed by an officer. When appropriate, we will send a billing notice to you, or to the payor you designate, for subsequent premiums. All subsequent premiums must be paid to our Home Office in advance of the periods to which they apply.
Premiums may be paid every Policy Year, every six Policy Months, every three Policy Months, or monthly by automatic bank draft. You may change how often your premiums are paid or your premium amount by sending us Notice. Each premium must be at least $25. Any premium paid in excess of the amount billed will be applied to repay your loan, if any, before being applied to this Policy.
We will not accept premiums after the Maturity Date.
Net Premium
Net Premium is a premium payment, minus any State and Local Tax Charge, the premium load, and the Federal Tax Charge, all of which are shown on page 6A.
Allocation of Net Premiums
All Net Premiums paid in the first Policy Month after the Issue Date will be allocated to the Money Market subaccount. On the first Process Day after the Issue Date, all such Net Premiums held in the Money Market subaccount and each future Net Premium will be allocated to one or more subaccounts and/or the General Account based on the allocation percentage specified in the application or as later changed by you.
Any change in the allocation percentage shall take effect with the first Premium we receive after you ask for the change to take effect or, if later, as of the end of the valuation period during which we receive Notice of a change.
Planned Premium
Planned Premium is the amount you plan to pay, as shown on Page 3 or as later changed by Notice to us. Even if the Planned Premium is initially sufficient to keep the Policy in force, coverage may expire prior to the Maturity Date.

Form 08-VL-1	Ohio National Life Assurance Corporation	Page 12

Maximum Premiums
If the Life Insurance Qualification Test shown on Page 3 is the guideline premium test, we will limit the amount and frequency of premium payments or increases in premium amounts to keep this Policy from exceeding limits established by federal law defining life insurance. We will set the maximum premium allowed each year. If a premium payment would exceed this maximum, you can increase the Stated Amount to allow this premium. To do this, you must send us Notice and proof that the Insured can be insured for the increase. If you do not increase the Stated Amount, we will refund the premium in excess of the maximum.
     Under either Life Insurance Qualification Test, additional limitations may apply as described in the Death Proceeds Options provision.
Policy Grace Period
If the Cash Surrender Value, less any loans then in effect, is insufficient to cover the Monthly Charges on any Process Day and the Minimum Premium Requirement has not been met, we will mail you, and any assignee of record, notice of the premium due. The premium due is the amount necessary to allow the Cash Surrender Value, less any loans then in effect, to cover the Monthly Charges for two Policy Months.
This Policy will stay in force 61 days from the Process Day or, if later, 31 days from the mailing of the Notice, but not past the Maturity Date. This is known as the Policy Grace Period.
If the Insured dies during the Policy Grace Period, we will deduct from the Death Proceeds any unpaid Monthly Charges through the Policy Month of death. If the premium due is not received in the Home Office prior to the expiration of the Policy Grace Period, this Policy will terminate without value, except as otherwise provided herein.
This provision shall not apply in the event you request a Surrender of your Policy under the Surrender and Cash Surrender Value provision.
Reinstatement of Policy
You may reinstate this Policy within five years from the Process Day on which the Policy Grace Period began, as long as:
(1)	the Policy has not been surrendered for cash; and

(2)	you apply to reinstate this Policy and meet all requirements as outlined in the Proof You Can Be Insured definition; and

(3)	we find that the proof of insurability indicates that the Insured’s risk class is at least as favorable as the Insured’s risk class at the Policy Date; and

(4)	we approve the application; and

(5)	you pay enough premium to keep the Policy in force for at least two months; and

(6)	you pay the Monthly Charges that were due during the Policy Grace Period; and

(7)	you repay or reinstate any outstanding loans with interest at 6% per year.
The reinstatement of the Policy will take effect as soon as all of these conditions are met. A new two-year contestability period begins as of that same date.

Form 08-VL-1	Ohio National Life Assurance Corporation	Page 13

This Policy may not be reinstated after the Maturity Date.
For purposes of reinstatement only, any surrender charge period shall continue after termination and through reinstatement, as if the Policy always had been in force.
Benefits
Death Proceeds Options
Option A. If you choose Option A, the Death Proceeds equal the larger of: (1) the Stated Amount on the date of the Insured’s death; or (2) the Accumulation Value times a factor that varies with the Insured’s Attained Age. Death Proceeds will be reduced by any loans then in effect.
Option B. If you choose Option B, the Death Proceeds equal the larger of: (1) the Stated Amount plus the Accumulation Value on the date of the Insured’s death; or (2) the Accumulation Value times a factor that varies with the Insured’s Attained Age. Death Proceeds will be reduced by any loans then in effect.
The factor referenced above can be found in the table below if your Life Insurance Qualification Test is the guideline premium test. The factor is found on Page 6V if your Life Insurance Qualification Test is the cash value accumulation test. The test you chose is found on Page 3.

Attained		Attained		Attained
Age	Factor	Age	Factor	Age	Factor

18-40	2.50	54	1.57	68	1.17
41	2.43	55	1.50	69	1.16
42	2.36	56	1.46	70	1.15
43	2.29	57	1.42	71	1.13
44	2.22	58	1.38	72	1.11
45	2.15	59	1.34	73	1.09
46	2.09	60	1.30	74	1.07
47	2.03	61	1.28	75-90	1.05
48	1.97	62	1.26	91	1.04
49	1.91	63	1.24	92	1.03
50	1.85	64	1.22	93	1.02
51	1.78	65	1.20	94	1.01
52	1.71	66	1.19	95-121	1.00
53	1.64	67	1.18
If (2) applies under either Option A or B, we reserve the right to limit (or return) premium payments unless those payments are required to keep the Policy in force or the Death Benefit Guarantee in effect.
Changes in Coverage
At any time after the first Policy Year, you may request a change in the Stated Amount to increase or decrease your coverage. The change must be at least $10,000. If we approve the change, we will send you notice of the change. The change will take effect on the first day of the next Policy Month. We may limit you to two changes per Policy Year.

Form 08-VL-1	Ohio National Life Assurance Corporation	Page 14

Increase. To request an increase in the Stated Amount, you must send us Notice and proof that the Insured can be insured. A new Death Benefit Guarantee Period will take effect on the date of increase. For any increase in the Stated Amount, the risk classification, rating and Attained Age as of such increase shall apply to such increase in the Stated Amount. Any Surrender Charge shall be calculated separately for such increase in the Stated Amount and shall be calculated as of such increase in the Stated Amount.
Any premium paid contingent upon our approval of an increase in Stated Amount will be held by us, without interest, until the increase takes effect. Premium will be applied to the increase in proportion of (a) to (b) where:
(a)	is the Monthly Minimum Premium for the increase; and

(b)	is the Monthly Minimum Premium for the original Stated Amount plus the Monthly Minimum Premium for all increases in Stated Amount.
You have a right to cancel any increase within 20 days after you receive notice of the increase, or 10 days after we mail notice of your right to cancel the increase, or if later, within 45 days after the date of the application for increase. You must give Notice to us or to our agent within that time. We will refund the Monthly Charges and any other charges from that increase.
Decrease. To request a decrease in the Stated Amount, you must send us Notice to do so. Any decrease will be applied against prior increases in the reverse order in which the increases were made. You may not decrease the Stated Amount in the first Policy Year. You may not decrease the Stated Amount to less than the Minimum Stated Amount shown on Page 3. A Surrender Charge will be taken for decreases.
Change of Death Proceeds Option
At any time after the first two Policy Years, you may change from Option B to Option A by Notice to us. The Stated Amount will then be increased by an amount equal to the Accumulation Value on the date of the change. At any time after the first two Policy Years, you may change from Option A to Option B by Notice to us. The Stated Amount will then be decreased by an amount equal to the Accumulation Value on the date of change. When we change your Death Proceeds Option, we will send you notice of the change. You may not make a change that will decrease the Stated Amount to less than the Minimum Stated Amount shown on Page 3.
Continuation of Coverage
If the Insured is living and this Policy is in force on the Maturity Date, the Policy will remain in force past the Maturity Date until the Policy is surrendered or the death of the Insured whichever comes first. During the Continuation of Coverage period, we will (a) continue to credit interest on any Accumulation Value in the Fixed Account at a rate or rates determined by us, but not less than the Guaranteed Minimum Interest Rate (GMIR); (b) determine the Accumulation Value based upon the performance of the subaccounts you have selected for any Accumulation Value in VAR; (c) cease deducting monthly Cost of Insurance charges (see Nonforfeiture section below); (d) accept no additional premiums after the Maturity Date; and (e) pay the Death Proceeds upon receipt of due proof that the Insured died while this Policy was in force.
Nonforfeiture
Accumulation Value
The Accumulation Value is equal to the sum of: (1) the Fixed Accumulation Value, plus (2) the Variable Accumulation Value, plus (3) the Loan Collateral.

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Fixed Accumulation Value
The Fixed Accumulation Value as of any day is: (1) the Fixed Accumulation Value as of the prior Process Day less the charges on that Process Day and interest from that Process Day to the current day; plus (2) Net Premiums credited to the General Account since the prior Process Day and interest from the date premiums are credited to the current day plus (3) transfers from VAR to the General Account since the last Process Day and interest from the date of transfer; less (4) transfers to VAR from the General Account since the prior Process Day and interest from the date of transfer; less (5) Partial Surrenders from the General Account since the last Process Day and interest from the date of Partial Surrender; less (6) Policy loans taken from the General Account since the last Process Day and interest from the date taken.
The Fixed Accumulation Value excludes Loan Collateral held in the General Account.
Interest for the Fixed Accumulation Value
Each month, we will credit interest on the Fixed Accumulation Value at an effective rate of at least the Monthly Guaranteed Minimum Interest Rate as shown on Page 6.
Interest on Loan Collateral
Each Policy Month, we will credit interest on the Loan Collateral at an effective rate of at least the Monthly Guaranteed Minimum Interest Rate as shown on Page 6. The rate credited to the portion of the Loan Collateral which qualifies for preferred loans may be different from that applied to the remaining Loan Collateral.
Determination of Values for the General Account
For Attained Ages 18 and above, the minimum Cash Surrender Values are calculated using the 2001 CSO Smoker and Nonsmoker Table, Male and Female, Ultimate, ANB (Age Nearest Birthday) with interest at a rate equal to the GMIR as shown on Page 6.
For Attained Ages 17 and below, the minimum Cash Surrender Values are calculated using the 2001 CSO Composite Table, Male or Female, ANB, with interest at a rate equal to the GMIR as shown on Page 6.
A detailed statement of the way we compute Cash Surrender Values has been filed with the insurance regulators of the state in which this Policy was issued and delivered. All Policy values equal or exceed the minimum values required by Governing Law.
Variable Accumulation Value
The Variable Accumulation Value is the total of your values in each subaccount. Each subaccount is valued by multiplying the number of Variable Accumulation Units by the current Unit Value.
Variable Accumulation Units
We will credit this Policy with Variable Accumulation Units in relation to the amount of each Net Premium allocated to each subaccount. To find the number of Variable Accumulation Units credited to each subaccount, divide the amount allocated to that subaccount by the Variable Accumulation Unit value of that subaccount for the valuation period during which we receive the premium at our Home Office.

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The number of Variable Accumulation Units for a subaccount will increase when: (1) Net Premiums are credited to that subaccount; (2) transfers from the General Account or other subaccounts are credited to that subaccount; or (3) Policy loans are repaid or interest is credited from amounts held as Loan Collateral in the General Account. The number of Variable Accumulation Units for a subaccount will decrease when: (1) a Policy loan is taken from that subaccount; (2) a Partial Surrender is taken from that subaccount; (3) a portion of the Monthly Charges is taken from that subaccount; or (4) transfers are made from that subaccount to the General Account or other subaccounts.
Unit Value
The value of each Variable Accumulation Unit was set at $10 when the first premium was allocated to each subaccount. The value of a Variable Accumulation Unit for each subaccount varies for each later valuation period. This value is found by multiplying the value of a Variable Accumulation Unit of that subaccount for the immediately preceding valuation period by the Net Investment Factor for the subaccount for the valuation period for which the Variable Accumulation Unit value is being determined. The value of a Variable Accumulation Unit for any valuation period is determined as of the end of that valuation period.
Net Investment Factor
The Net Investment Factor for a subaccount is found by dividing (a) by (b), then subtracting (c) from the result, where (a) is: (1) the net asset value of a Fund Share in that subaccount determined as of the end of a valuation period; plus (2) the per share amount of any dividends or other distribution declared by the Fund during the valuation period; adjusted by (3) a per share charge or credit with respect to any taxes paid or reserved for, which we determine to be attributable to the maintenance or operation of the subaccount; (b) is the net asset value of a Fund Shares in that subaccount, adjusted by a per share credit or charge for any taxes reserved for or paid, determined as of the end of the prior valuation period; and (c) a charge for mortality and expense risks. The Maximum Mortality and Expense Risk Charge is shown on Page 6A. We may choose to charge less on all or a portion of the Accumulation Value.
Splitting Units
We reserve the right to split the value of the accumulation units. In any such split of Unit Values, strict equity will be preserved. Such a split will have no material effect on the benefits or other terms of this Policy. A split may either increase or decrease the number of units.
Transfers Among Subaccounts and General Account
By notice to us, you may transfer your Accumulation Value from one subaccount to another subaccount or to the General Account at any time. The sum of transfers from the General Account to one or more subaccounts is limited during any Policy Year. The limit is the greater of 25% of the General Account portion of the Accumulation Value as of the end of the last prior Policy Year, or $1,000. The dollar amount of a transfer must be at least $300, but the entire Accumulation Value of a subaccount or the General Account may be transferred if less than $300. No transfer of Accumulation Value may be made after the death of the Insured. Transfers shall be made as of the end of the valuation period during which we receive Notice at our Home Office or at the end of any later valuation period as you may request. A fee, of not more than $15, will be charged for each transfer.
In addition to our other rights to limit the number, frequency, method, or amount of transfers, transfers from any Subaccount on any one day may be limited to one percent of the previous day’s total net assets of that Portfolio if we or the Portfolio, in the discretion of either or both, believe that the Portfolio might otherwise be damaged.

Form 08-VL-1	Ohio National Life Assurance Corporation	Page 17

If and when transfers must be so limited, some transfer requests will not be granted. In determining which requests will be granted, scheduled transfers (that is, those pursuant to a pre-existing dollar cost averaging program) will be made first, followed by mailed written requests in the order postmarked and lastly, telephone, Internet and facsimile requests in the order received. Contract Owners whose requested transfers are not made will be so notified. Currently, the rules of the U.S. Securities and Exchange Commission (SEC) preclude us from processing at a later date those requested transfers that were not made. Accordingly, a new transfer request must be submitted in order to make a transfer that was not made because of these limitations.
The right to make transfers between Subaccounts is subject to modification, if we determine, in our sole opinion, that exercising that right by one or more policyholders with investments in such Subaccounts is, or would be, to the disadvantage of other policyholders. Any modification could be applied to transfers to, or from, some or all of the Subaccounts and could include, but not be limited to:
(1)	the requirement of a minimum time period between each transfer;

(2)	not accepting transfer requests of a policyholder, representative acting under a power of attorney or on behalf of more than one policyholder;

(3)	limiting the dollar amount that may be transferred between the Subaccounts by a policyholder at any one time; or

(4)	assessing a redemption fee.
Such restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right that is considered by us to be to the disadvantage of other policyholders.
Taxes
Any taxes that pertain to this contract or VAR will be charged against the Accumulation Value when incurred or reserved for by us.
Monthly Charges
The charges for a Policy Month are: (1) the Cost of Insurance for the Policy Month (which includes the charges for any riders); plus (2) the Policy Maintenance Charge; plus (3) the per 1,000 of stated amount charge as shown on Page 6A, times the Stated Amount divided by 1000.
Cost of Insurance
We calculate the Cost of Insurance for each Policy Month as of each Process Day. The Cost of Insurance for the initial Stated Amount is determined separately from the cost for each increase in Stated Amount.
The Cost of Insurance equals the Cost of Insurance Rate multiplied by the Net Amount at Risk, divided by 1,000.
Cost of Insurance Rate
The Cost of Insurance Rate (or any change in that rate) for each Stated Amount is based on: (1) the Insured’s sex; (2) the Insured’s Attained Age on the Policy Date and/or the effective date of each increase in Stated Amount; (3) the time elapsed since the Policy Date and since each increase in Stated Amount; and (4) the Insured’s risk class.
We may change the Cost of Insurance Rate. Any change in the Cost of Insurance Rates will be uniformly applied to all policies in the same risk class. We will notify you prior to any change. We may not increase the rates to more than those shown in the Table of Guaranteed Minimum Cost of Insurance Rates on Page 6.

Form 08-VL-1	Ohio National Life Assurance Corporation	Page 18

For policies Attained Age 18 and over, the guaranteed rates are based on the 2001 CSO Smoker and Nonsmoker Table, Male and Female, Ultimate, ANB.
For policies Attained Age 17 and below, the guaranteed rates are based on the 2001 CSO Composite Table, Male or Female, ANB. In this case, we will send you notice of your right to apply for nonsmoker rates at least 30 days before the policy anniversary on which you obtain age 18. We will also send you the forms necessary to apply for the nonsmoker class. If you satisfy the requirements for the nonsmoker class, your guaranteed rates will be based on the 2001 CSO Nonsmoker Table for ages 18 and over. We will send you a copy of these rates. Otherwise, your guaranteed rates will be based on the 2001 CSO Smoker Table for ages 18 and over and the rates shown on page 6 will apply.
Net Amount at Risk
The Net Amount at Risk on any Process Day equals the Death Proceeds, less loans, divided by (1 + the Monthly Guaranteed Minimum Interest Rate, shown on Page 6), less the (Accumulation Value, less any loans then in effect).
If you have Option A and the Stated Amount has been increased, the Accumulation Value will first be subtracted from the initial Stated Amount to determine the Net Amount at Risk. If the Accumulation Value is more than the initial Stated Amount, the excess will be subtracted from each increase in the Stated Amount in the order the increases were made.
Surrender and Cash Surrender Value
While the Insured is living and this Policy is in force, you may request the Surrender of this Policy by Notice to us subject to the rights of any assignee of record or any Irrevocable Beneficiary. The Surrender will be effective as of the next Process Day after we receive such Notice. We will then pay you the Cash Surrender Value, less any loans in effect. The Policy will then end even if the Death Benefit Guarantee is in effect. The Cash Surrender Value is the Accumulation Value less any Surrender Charge. If the Surrender Charge is greater than the Accumulation Value, the Cash Surrender Value is zero.
Surrender Charge
We will deduct a Surrender Charge from the Accumulation Value upon a complete Surrender, lapse, decrease in Stated Amount and certain Partial Surrenders. During the first 15 Policy Years and for 15 Policy Years after you increase your Stated Amount, this Surrender Charge will apply. The Surrender Charge is shown on Page 6A. An additional Surrender Charge equal to any interest credited during the Policy Year in excess of the GMIR, shown on page 6, may also apply.
A decrease in your Stated Amount will not be permitted if the Surrender Charge for the portion of the Stated Amount being decreased is greater than the Accumulation Value. If the Stated Amount is increased, there will be an additional Surrender Charge applicable to the amount of increase only. This Surrender Charge will be based on your Attained Age at the time of each increase. We will send you notice of the new Surrender Charge when an increase is made.
Surrender Charge on Decreases
If you decrease your Stated Amount, a portion of any applicable Surrender Charge will be deducted from your Accumulation Value. This deduction is equal to the Surrender Charge attributable to the portion of Stated Amount being decreased. The Surrender Charge that remains will be equal to the full Surrender Charge multiplied by (one minus the percent of decrease). Future year Surrender Charges are reduced by the same

Form 08-VL-1	Ohio National Life Assurance Corporation	Page 19

proportion. If the Surrender Charge for the portion of the Stated Amount being decreased is greater than the Cash Surrender Value, then: (1) if the Death Benefit Guarantee is in effect after the reduction in the Stated Amount, the reduction in the Stated Amount will be permitted; or (2) if the Death Benefit Guarantee is no longer in effect, the reduction in the Stated Amount will not be permitted.
Partial Surrender
After the first Policy Year, you may surrender part of your Policy for cash while the Insured is still living and before the Maturity Date, subject to the rights of any assignee of record or any Irrevocable Beneficiary. You may not take more than two Partial Surrenders in any Policy Year. The amount of a Partial Surrender may not exceed: (1) the Cash Surrender Value; less (2) any loans in effect; less (3) the next two Monthly Charges; and less (4) the partial surrender service fee which is the lesser of $25 or 2% of the amount surrendered. The Accumulation Value is reduced by the amount of the Partial Surrender and any charges and fees arising out of such Partial Surrender. If the Stated Amount has been increased, the amount of the Partial Surrender and any charges and fees arising out of such Partial Surrender will be applied to the Accumulation Value associated with each increase in reverse order in which the increases were made. If you have chosen Option A, the Stated Amount is also reduced by the amount of the Partial Surrender and any charges and fees arising out of such Partial Surrender. If the Stated Amount has been increased, such reduction will be applied against the increases in the reverse order in which the increases were made.
No Partial Surrender will be made which reduces the Stated Amount to less than the Minimum Stated Amount shown on Page 3. We will charge a service fee of the lesser of $25 or 2% of the amount surrendered for each Partial Surrender. If a Surrender Charge is in effect, a Partial Surrender charge will also be made on the amount of Partial Surrenders in a Policy Year that is more than 10% of the Cash Surrender Value as of the end of the prior Policy Year. This Partial Surrender charge will equal a Partial Surrender ratio multiplied by the Surrender Charge. The Partial Surrender ratio equals: (1) the amount of Partial Surrender in excess of 10% of the Cash Surrender Value as of the last day of the prior Policy Year; divided by (2) the Cash Surrender Value.
In the event that a full surrender of the Policy occurs within 12 months of any Partial Surrender, we reserve the right to assess an additional Surrender Charge equal to the Surrender Charge we waived under this Partial Surrender section.
The Surrender Charge that remains is (one minus the Partial Surrender ratio) multiplied by the full Surrender Charge. Future year Surrender Charges are reduced by the same proportion.
Deferral of Payment on Surrender, Partial Surrenders and Loans
We may defer the calculation and payment of Accumulation Values or benefits if: (1) the New York Stock Exchange is closed other than customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission; (2) the Securities and Exchange Commission by order permits postponement for the protection of Policy owners; or (3) an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of VAR’s net assets.
We can defer payment of a Surrender, Partial Surrender, or loan from the General Account for up to six months after we receive Notice from you. If we defer payment for more than 30 days, we will credit interest on the Cash Surrender Value at a rate not less than the GMIR shown on Page 6. We cannot defer a loan to pay premiums on any Policy issued by us.

Form 08-VL-1	Ohio National Life Assurance Corporation	Page 20

Paid-up Term Insurance
If you stop paying premiums, this Policy can continue and operate as Paid-up Term Insurance. The Monthly Charges for calculating the cost of Paid-up Term Insurance will be the same as those as when premiums were being paid. The paid-up term period will run: (a) for as long as the Cash Surrender Value, less loans, will purchase term insurance protection; or (b) until the Maturity Date, whichever is earlier. If the Death Benefit Guarantee is in effect, the Paid-up Term Insurance will continue as long as that guarantee applies.
Paid-up Life Insurance
On any Process Day, you may use the Cash Surrender Value, less any loans then in effect, as a net single premium to purchase Paid-up Life Insurance to mature as an endowment at age 121. The Paid-up Life Insurance coverage will begin on that Process Day. The amount of insurance will be that which the Cash Surrender Value less any loans in effect will buy as a net single premium at the Insured’s then Attained Age. However, the amount of Paid-up Life Insurance purchased must be at least $1,000. At any time after this option is elected, the Cash Surrender Value will be the amount of Paid-up Life Insurance times the net single premium for Paid-up Life Insurance at the then Attained Age of the Insured.
For Attained Ages 18 and above, the net single premiums are based on the 2001 CSO Smoker and Nonsmoker Table for Male and Female, Ultimate, ANB and the GMIR shown on Page 6. For Attained Ages 17 and below, the net single premiums are based on 2001 CSO Composite Table, Male or Female, ANB and the GMIR shown on Page 6.
Loans
Availability
By providing Notice to us, at any time after the first Policy Year, you may borrow against the Loan Value of this Policy on any Process Day, subject to the rights of any assignee of record or any Irrevocable Beneficiary. We may defer payment of loans for up to six months after we receive your Notice. We cannot defer a loan to pay premiums on any Policy issued by us. Loans are made on the security of this Policy assigned to us.
Loan Value
The Loan Value is the Cash Surrender Value less the Cost of Insurance charges for your Policy from the current date to the next Policy anniversary. In no case will the Loan Value be less than 90% of the Cash Surrender Value. The amount available at any time for a Policy loan is the Loan Value less the amount of any loan.
Preferred Loans
A Preferred Loan is available at any time on or after the 10th Policy Year. In the first Policy Year in which you take a Preferred Loan, the maximum Preferred Loan available is 10% of the Loan Value. In later Policy Years, you may increase your Preferred Loan by an amount not greater than 10% of the Loan Value. The total amount of the Preferred Loan amount may never exceed the Loan Value. The interest rate credited to the Accumulation Value equal to the loaned amount under this Preferred Loan provision is described in the Interest on Loan Collateral section of the Nonforfeiture provision.

Form 08-VL-1	Ohio National Life Assurance Corporation	Page 21

Loan Collateral
Accumulation Value equal to the amount of the Policy loan will be taken from the General Account and each subaccount. The allocation will be in proportion to the Accumulation Value in each subaccount and the General Account. This value will be held in the General Account as Loan Collateral and will earn interest at an effective rate not less than the GMIR as shown on Page 6. We may credit a higher rate.
Interest
Interest is charged on loans at 4.08% per year in advance, except for Preferred Loans. Interest is charged on Preferred Loans at 2.91262% per year in advance. When a loan is made, we will include the interest then due in the amount of the loan. If you do not pay the interest, we will deduct enough value from the General Account and each subaccount to cover the interest due. The allocation of the transfer will be in proportion to the Accumulation Value in each subaccount and the General Account.
Repayment
You may pay back a loan at any time before we pay the Policy proceeds. When a loan repayment is made the Loan Collateral in the General Account will be reduced by the amount of the repayment. The value of the repayment will be allocated first to the General Account until the amount in the General Account is equal to the amount which was in the General Account immediately prior to the loan. Thereafter, the additional portion of the repayment, if any, will be allocated to the General Account and each subaccount using the same percentages used to allocate Net Premiums unless you give Notice otherwise.
Loans which have not yet been paid back will be repaid from the Policy’s Proceeds.
Claims
Payment of Death Proceeds
We will provide a claim form upon Notice of the Insured’s death. Surrender of this Policy or proof satisfactory to us of the claimant’s interest in the Policy, or both, is required before Death Proceeds are paid. Death Proceeds will be paid from our Home Office, generally within 30 days after we receive Proof of the Insured’s Death and that death occurred while this Policy was in force. Payment will be made in one lump sum, unless a Death Proceeds Payment Option is chosen, see the Death Proceeds Payment Options section.
We will periodically declare an interest rate for pending Death Proceeds which will be payable under the terms and for the duration we specify in our declaration and will continue in effect until we declare a new interest rate or interest payment duration. In no case will we credit interest on Death Proceeds in an amount less than that required by Governing Law.
Once we have paid the Death Proceeds in full, we will pay no other benefits from this Policy.
Misstatement of Age or Sex
If the Insured’s age or sex was misstated in the application or in an amendment thereto, and we become aware of the misstatement, adjustments will be made to the affected Policy values to reflect the correct age or sex. These adjustments are described below.

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If we become aware of the misstatement after the Insured’s death, the Death Proceeds will be (one plus the Monthly Guaranteed Minimum Interest Rate shown on Page 6) times the sum of:
(1)	the Accumulation Value; and

(2)	the Net Amount at Risk on the date of the Insured’s death multiplied by an age adjustment ratio.
The age adjustment ratio is: (a) the Cost of Insurance charged on the Process Day nearest the date of the Insured’s death, divided by (b) the Cost of Insurance that should have been charged. In no case will the adjusted Death Proceeds be less than the Accumulation Value times a factor that varies with the Insured’s Attained Age and sex.
If we become aware of the misstatement before the Insured’s death, at time of discovery we will adjust the Monthly Minimum Premium and charge from that time forward the Cost of Insurance for the Insured’s correct age, sex and Stated Amount. We also reserve the right to adjust the Accumulation Value, the Monthly Minimum Premium and/or the Stated Amount to account for any under-assessment of Cost of Insurance charges or Monthly Minimum Premium in the past because of the misstatement of age and/or sex.
Proceeds Protection
No one may commute, assign or encumber the Proceeds or Cash Surrender Value unless this Policy so provides. No creditor may claim Proceeds except to the extent permitted by Governing Law.
Incontestability
We will not contest this Policy due to a false statement, material to the risk, which was made in your application for a Stated Amount of life insurance if: (a) the Insured lives more than two years after such Stated Amount takes effect; and (b) the Policy is in force at the time of the Insured’s death. If the Insured makes a false statement in an application denying tobacco use, such false statement is material to the risk.
If you increase your Stated Amount, a new two year contestability period begins as of the effective date of the increase for the amount of the increase only.
We may contest a subsequent change to this Policy due to a false statement, material to the risk, which is made in an application to change the risk class or rating of the Policy if: (1) we allow a change in the risk class or rating of the Policy; and (2) the Insured dies within two years of such change in the risk class or rating of the Policy.
Suicide
If the Insured dies by suicide, while sane or insane or by self-destruction while insane, we will not pay any Stated Amount that has been in effect for less than two years. If the suicide is within the first two Policy Years, we will pay as Death Proceeds the Cash Surrender Value or, if greater, the premiums you paid, minus any loans and/or Partial Surrenders. We will pay the Death Proceeds of any life insurance coverage that has been in effect for more than two years.
If you increase your Stated Amount, a new two-year suicide period begins as of the effective date of the increase for the amount of the increase only.
If the Insured dies by suicide, while sane or insane or by self-destruction while insane, within two years of the effective date of reinstatement, this Policy will end. We will pay as Death Proceeds the greater of: (1) the Cash Surrender Value minus any loans and/or Partial Surrenders; or (2) the amount paid to reinstate this Policy, plus any premiums paid thereafter, minus any loans and/or Partial Surrenders.

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Death Proceeds Payment Options
Death Proceeds Payment Options
We will issue a new Policy or certificate to show the terms of any Death Proceeds Payment Option. The Option Date is the issue date of the new Policy or certificate. The life income Death Proceeds Payment Options are based on the Payee’s sex and age. We may require proof of a Payee’s age and survival.
Choice of Death Proceeds Payment Options
By Owner. The choice or change of a Death Proceeds Payment Option requires Notice to us. If the Owner is not the Insured, the Owner may choose or change a Death Proceeds Payment Option while the Insured is living, subject to the rights of any Irrevocable Beneficiary. If a Death Proceeds Payment Option is chosen, the Payee, or one of the Payees, must be the Beneficiary. A beneficiary change revokes any Death Proceeds, Payment Option chosen for the Beneficiary.
By Others. If you did not choose a Death Proceeds Payment Option, the Beneficiary may do so. An assignee may not choose or change a Death Proceeds Payment Option. Death Proceeds to an assignee will be paid in one lump sum.
Death Proceeds to be paid to a corporation may be applied under Death Proceeds Payment Option 2 or 4 with the corporation, the Insured’s spouse or child as Payee, or, if we agree:
(1)	anyone else related to the Insured by blood or marriage may be the Payee; or

(2)	the corporation may also choose Death Proceeds Payment Option 3 or 5 with any of these related persons as Payee and with payments made to the corporation or to the Payee.
Death Proceeds to be paid to a limited liability company, partnership, association, trust, or estate may be paid under a Death Proceeds Payment Option on the same basis as for a corporation.
Minimum Amounts
If Death Proceeds are less than $5,000, a Death Proceeds Payment Option may not be selected and payment will be made in one lump sum.
If payments to a Payee would be less than a minimum amount determined by us, we may pay less often so that each payment will be at least that minimum amount.
Death Proceeds at Interest
Death Proceeds Payment Option 1
We will hold the Death Proceeds at interest not less than the GMIR shown on Page 6. We may declare a higher rate from time to time. You may choose to receive interest payments every year, every six months, every three months, or every month from the Option Date. Under the terms of this option, we may limit:
(1)	the Payee’s right to withdraw Death Proceeds up to six months; and

(2)	the length of time the Death Proceeds are held.

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Payments for a Certain Period
Death Proceeds Payment Option 2
We will make equal payments for a stated number of years. You may choose payments every year, every six months, every three months, or every month from the Option Date. Payment amounts are based on the Death Proceeds Payment Option 2 Table on Page 5. The first payment is due on this Option Date.
Life Income
Death Proceeds Payment Option 3
The first payment is due on the Option Date. Payment amounts are based on the Death Proceeds Payment Option 3 Table on Page 5.
Nonrefund. We will make payments in the same amount each month while the Payee is living. No payments are due after the Payee’s death.
Guaranteed Period. We will make payments in the same amount each month for five, 10 or 20 years, as you choose. After that, we will make payments in the same amount each month for as long as the Payee is living.
Installment Refund. We will make payments in the same amount each month until the sum of all payments equals the Death Proceeds applied under this option. After that, we will make payments each month for as long as the Payee is living.
Payments of a Certain Amount
Death Proceeds Payment Option 4
We will make payments in the same amount, as you choose, every year, every six months, every three months, or every month until all Death Proceeds are paid. The amount of each payment will be as you chose and we approve. The unpaid balance will include interest at a rate not less than the GMIR shown on Page 6. We may declare a higher rate from time to time. The first payment is due on the Option Date. The last payment will equal the unpaid balance of Death Proceeds.
Joint and Survivor Life Income
Death Proceeds Payment Option 5
These options are for two or more Payees. The first payment is due on the Option Date. Payment amounts are based on the Death Proceeds Payment Option 5 Table on Page 5.
Joint Guaranteed Period 10 Years. We will make payments in the same amount each month for 10 years. After that, we will make payments in the same amount each month for as long as one of the Payees is living.
Joint and Full. We will make payments in the same amount each month as long as one of the Payees is living.
Joint and 2/3. We will make full payments in the same amount each month for as long as both of the Payees are living. After one Payee’s death, 2/3 of that amount will be paid each month for as long as the other Payee is living.

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Alternate Life Income
Other income amounts for Death Proceeds Payment Options 3 and 5 may be available in place of those shown on Page 5. Such amounts will be based on our current rate for a Death Proceeds Payment Option as of the Option Date.
Death of Payee
If all Payees have died, we will make one final payment to the estate of the last surviving Payee for any amount then due.
For Death Proceeds Payments Option 1 or 4, the amount then due will be any balance held by us. For Death Proceeds Payments Option 2, 3 or 5, the amount then due will be the present value of unpaid guaranteed payments calculated using the same interest rate which was used to calculate the payments under the applicable option.

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Ohio National
Life Assurance Corporation
Ohio National Financial Services
Flexible Premium Variable Life Insurance Policy
Nonparticipating
Adjustable Death Benefit payable Before Maturity Date
Flexible Premiums Until Maturity Date
Stated Amount: Page 3
Maturity Date at Attained Age 121

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